October 16, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re:	LookSmart Group, Inc.
Registration Statement on Form 10-12G

Filed September 29, 2015

File No. 000-55440

Dear Mr. Crispino:

LookSmart Group, Inc. (the “Company”) hereby submits its response to questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comments letter dated October 13, 2015 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10-12G. Accordingly, we have a filed an Amendment No. 2 to Form 10-12G.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment, with the Company’s responses being numbered to correspond to the Staff’s comments.

Item 15. Financial Statements and Exhibits

1.	We note your response to prior comment 1 that the material agreements identified in LookSmart, Ltd.’s Form 10-K for the fiscal year ended December 31, 2014 have neither been assigned to you nor are material to you. Please advise whether you have any material agreements that are required to be filed by Item 601(b)(10) of Regulation S-K, such as lease agreements, employment agreements, credit agreements or agreements with your customers or distribution partners.

RESPONSE

We confirm that at this time we do not have any material agreements that are required to be filed by Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

Information Statement Cover Page, page 2

2. We note your response to prior comment 4; however, we are unable to agree with your conclusion that you are eligible to qualify as an emerging growth company. In this regard, LookSmart, Ltd. is ineligible to qualify as an emerging growth company because its first sale of common equity securities pursuant to a Securities Act registration statement occurred before December 8, 2011 and it will be transferring all of its business, assets and liabilities to you. As a result, it appears that the LookSmart business would be obtaining the benefits of emerging growth status indirectly when it would not be entitled to do so directly. Please revise. For guidance, consider Question 53 of our JOBS Act FAQs, available at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i- general.htm.

RESPONSE

On review of the Commission’s analysis, we agree that the Company does not qualify as an emerging growth company. We have revised the Information Statement accordingly.

Risk Factors

Risks Related to the Separation and the Distribution

Transfer or assignment to us of some contracts and other assets may require…, page 13

3. We note your response to prior comment 6 that no material contracts were assigned to the company in connection with the separation. Please clarify whether any material business arrangements with customers or partners of LookSmart, Ltd. were discontinued as a result of the separation. Additionally, your response states that the transfer of the assigned assets did not require any third party consents. Please reconcile this statement with Schedule 1.1 of your Assignment and Assumption Agreement which states that your Dell Lease Contract will be transferred upon the approval of assignment by Dell.

RESPONSE

No material contracts or business arrangements with customers or partners of LookSmart, Ltd. were discontinued as a result of the separation. We hereby revise our response regarding third-party consents to show that the transfer of the Dell Lease Contract requires Dell’s consent. We have requested their consent on the date hereof and anticipate that we will receive an answer from them without undue delay.

Should you have any questions regarding the foregoing, please do not hesitate to contact Arthur Marcus, Jay Kaplowitz or Jennifer Rodriguez, counsel for the undersigned at (212) 930-9700.

Yours truly,

/s/ Michael Onghai
Michael Onghai

cc: Sichenzia Ross Friedman Ference LLP